SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.      )*
Ulta Salon, Cosmetics & Fragrance, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
90384S303
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐     Rule 13d-1(b)
☐     Rule 13d-1(c)
☑     Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90384S303	13G	Page	2	of	17 Pages

(1)	NAMES OF REPORTING PERSONS. GRP II, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	6,927,494

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH:	(8) SHARED DISPOSITIVE POWER

6,927,494

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,927,494

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2%[1]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1   Based on 56,810,994 shares of the Issuer’s Common Stock outstanding as of December 7, 2007, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 13, 2007.

CUSIP No.	90384S303	13G	Page	3	of	17 Pages

(1)	NAMES OF REPORTING PERSONS. GRP II Investors, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	535,042

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH:	(8) SHARED DISPOSITIVE POWER

535,042

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535,042

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%[2]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
2   Based on 56,810,994 shares of the Issuer’s Common Stock outstanding as of December 7, 2007, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 13, 2007.

CUSIP No.	90384S303	13G	Page	4	of	17 Pages

(1)	NAMES OF REPORTING PERSONS. GRP II Partners, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	196,741

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH:	(8) SHARED DISPOSITIVE POWER

196,741

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,741

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%[3]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
3   Based on 56,810,994 shares of the Issuer’s Common Stock outstanding as of December 7, 2007, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 13, 2007.

CUSIP No.	90384S303	13G	Page	5	of	17 Pages

(1)	NAMES OF REPORTING PERSONS. GRP Management Services Corp.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	11,433,129

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH:	(8) SHARED DISPOSITIVE POWER

11,433,129

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,433,129

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.1%[4]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
4   Based on 56,810,994 shares of the Issuer’s Common Stock outstanding as of December 7, 2007, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 13, 2007.

CUSIP No.	90384S303	13G	Page	6	of	17 Pages

(1)	NAMES OF REPORTING PERSONS. GRPVC, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7,124,235

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH:	(8) SHARED DISPOSITIVE POWER

7,124,235

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,124,235

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.5%[5]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
5   Based on 56,810,994 shares of the Issuer’s Common Stock outstanding as of December 7, 2007, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 13, 2007.

CUSIP No.	90384S303	13G	Page	7	of	17 Pages

(1)	NAMES OF REPORTING PERSONS. Global Retail Partners, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	2,933,588

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH:	(8) SHARED DISPOSITIVE POWER

2,933,588

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,933,588

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%[6]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
6   Based on 56,810,994 shares of the Issuer’s Common Stock outstanding as of December 7, 2007, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 13, 2007.

CUSIP No.	90384S303	13G	Page	8	of	17 Pages

(1)	NAMES OF REPORTING PERSONS. GRP Partners, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	190,496

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH:	(8) SHARED DISPOSITIVE POWER

190,496

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,496

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%[7]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
7   Based on 56,810,994 shares of the Issuer’s Common Stock outstanding as of December 7, 2007, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 13, 2007.

CUSIP No.	90384S303	13G	Page	9	of	17 Pages

(1)	NAMES OF REPORTING PERSONS. Steven E. Lebow

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

(5) SOLE VOTING POWER

NUMBER OF	79,000

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	12,246,041

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	79,000

WITH:	(8) SHARED DISPOSITIVE POWER

12,246,041

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,325,041

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.7%[8]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
8   Based on 56,810,994 shares of the Issuer’s Common Stock outstanding as of December 7, 2007, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 13, 2007.

CUSIP No.	90384S303	13G	Page	10	of	17 Pages

(1)	NAMES OF REPORTING PERSONS. Yves Sisteron

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

(5) SOLE VOTING POWER

NUMBER OF	193,316

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	11,433,129

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	193,316

WITH:	(8) SHARED DISPOSITIVE POWER

11,433,129

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,626,445

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.5%[9]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
9   Based on 56,810,994 shares of the Issuer’s Common Stock outstanding as of December 7, 2007, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 13, 2007.

CUSIP No.	90384S303	13G	Page	11	of	17 Pages

(1)	NAMES OF REPORTING PERSONS. Hervé J.F. Defforey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

France

(5) SOLE VOTING POWER

NUMBER OF	331,612

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7,659,277

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	331,612

WITH:	(8) SHARED DISPOSITIVE POWER

7,659,277

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,990,889

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.1%[10]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
10  Based on 56,810,994 shares of the Issuer’s Common Stock outstanding as of December 7, 2007, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 13, 2007.

CUSIP No. 90384S303	13G	Page 12 of 17 Pages
Item 1(a). Name of Issuer:
Ulta Salon, Cosmetics & Fragrance, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
1000 Remington Blvd., Suite 120
Bolingbrook, IL 60440
Item 2(a). Name of Person Filing:
(1) GRP II, L.P.
(2) GRP II Investors, L.P.
(3) GRP II Partners, L.P.
(4) GRP Management Services Corp.
(5) GRPVC, L.P.
(6) Global Retail Partners, L.P.
(7) GRP Partners, L.P.
(8) Steven E. Lebow
(9) Yves Sisteron
(10) Hervé J.F. Defforey
Item 2(b). Address of Principal Business Office or, if none, Residence:
2121 Avenue of the Stars
31st Floor
Los Angeles, California 90067-5014
Attn: Steven Dietz
Item 2(c). Citizenship:
GRP II, L.P., GRP II Investors, L.P., GRP II Partners, L.P., GRP Management Services Corp., GRPVC, L.P., Global Retail Partners, L.P. and GRP Partners, L.P.:
Delaware
Steven E. Lebow:
United States
Yves Sisteron
United States
Hervé J.F. Defforey
France

CUSIP No. 90384S303	13G	Page 13 of 17 Pages
Item 2(d). Title of Class of Securities:
Common Stock, $.01 par value per share
Item 2(e). CUSIP Number:
90384S303
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
The information in items 1 and 5 through 11 on the cover pages (pp. 2-11) of this Schedule 13G is hereby incorporated by reference.
GRPVC, L.P. (“GRPVC”) is the general partner of each of GRP II, L.P. (“GRP II”) and GRP II Partners, L.P. (“GRP II Partners”), and GRP Management Services Corp. (“GRPMSC”) is the general partner of GRPVC. Messrs. Lebow, Sisteron and Defforey are members of the investment committee of GRP II and GRP II Partners. Pursuant to contractual arrangements, GRP II Investors, L.P. has granted GRPMSC the authority to vote and dispose of the shares held by it in the same manner as the investment committee votes or disposes of shares held by GRP II and GRP II Partners. Pursuant to contractual arrangements, GRPMSC also appoints a majority of the investment committee members of Global Retail Partners, L.P. (“GRP I”) (which also controls the investment decisions of GRP Partners, L.P. (“GRP I Partners”)). Mr. Lebow and Mr. Sisteron own capital stock which represents a majority of the voting stock of GRPMSC and control its actions. As a result, Mr. Lebow and Mr. Sisteron may also be deemed to possess indirect shared beneficial ownership of the shares owned by GRP I and GRP I Partners. Messrs. Lebow, Sisteron and Defforey disclaim beneficial ownership of all such shares except to the extent of their pecuniary interest therein.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

CUSIP No. 90384S303	13G	Page 14 of 17 Pages
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Please see attached Exhibit 1.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2008

GRP II, L.P.

By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in fact for
GRP II, L.P.*

GRP II Investors, L.P.

By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in fact for
GRP II Investors, L.P.*

GRP II Partners, L.P.

By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in fact for
GRP II Partners, L.P.*

GRP Management Services Corp.

By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in fact for GRP Management
Services Corp.*

GRPVC, L.P.

By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in fact for GRPVC, L.P.

Global Retail Partners, L.P.

By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in fact for Global Retail Partners, L.P.*

CUSIP No. 90384S303	13G	Page 16 of 17 Pages

GRP Partners, L.P.

By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in fact for GRP Partners, L.P.*

/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in fact for
Steven E. Lebow**

/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in fact for
Yves Sisteron**

/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in fact for
Hervé J.F. Defforey**
*   Robert S. Guttman is signing on behalf of GRP II, L.P., GRP II Investors, L.P., GRP II Partners, L.P., GRP Management Services Corp., Global Retail Partners, L.P., and GRP Partners, L.P. as attorney-in-fact pursuant to a power of attorney for each entity previously filed with the Securities and Exchange Commission on November 1, 2007, and hereby incorporated by reference herein. Each power of attorney was filed as an attachment to a joint filing by each entity on Form 3/A for Ulta Salon, Cosmetics & Fragrance, Inc.
** Robert S. Guttman is signing on behalf of Steven E. Lebow, Yves Sisteron, and Hervé J.F. Defforey as attorney-in-fact pursuant to a power of attorney for each individual previously filed with the Securities and Exchange Commission on October 24, 2007, and hereby incorporated by reference herein. Each power of attorney was filed as an attachment to a joint filing by Messrs. Lebow, Sisteron, and Defforey on Form 3 for Ulta Salon, Cosmetics & Fragrance, Inc.

EXHIBIT 1
Group Members
(1)	GRP II, L.P.

(2)	GRP II Investors, L.P.

(3)	GRP II Partners, L.P.

(4)	GRP Management Services Corp.

(5)	GRPVC, L.P.

(6)	Global Retail Partners, L.P.

(7)	GRP Partners, L.P.

(8)	Steven E. Lebow

(9)	Yves Sisteron

(10)	Hervé J.F. Defforey

POWER OF ATTORNEY
Know all by these present, that the undersigned party hereby constitutes and appoints each of Gregg R. Bodnar, Chief Financial Officer of Ulta Salon, Cosmetics & Fragrance, Inc. (“Ulta”) and Robert S. Guttman, General Counsel of Ulta, signing singly, such party’s true and lawful attorney-in-fact to:
(1) execute for and on behalf of such party, all documents relating to the reporting of beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”), including, without limitation, Schedule 13D and Form 3, Form 4 and Form 5 and successive forms thereto;
(2) do and perform any and all acts for and on behalf of such party that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the SEC and any stock exchange, automated quotation system or similar authority; and
(3) take any other action of any type whatsoever in furtherance of the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such party, it being understood that the documents executed by such attorney-in-fact on behalf of such party pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
Such party hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such party might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of such party, are not assuming, nor is Ulta assuming, any of the undersigned’s responsibilities to comply with the Exchange Act.
This Power of Attorney shall remain in full force and effect until such party is no longer required to file such documents with respect to such party’s holdings of and transactions in securities issued by Ulta, unless earlier revoked by such party in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 7th day of February, 2008.

GRPVC, L.P.

By:	GRP Management Services, Inc., its
General Partner

By:	/s/ Steven Dietz

Steven Dietz, President

Date:	February 7, 2008
(Signature Page for Power of Attorney)